UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated October 23, 2013

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 – 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

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Record EBITDA of R$762 million in 3Q13, with margin of 41%.

The lowest dollar net debt to EBITDA ratio since Fibria’s creation.

Key Figures	Unit	3Q13	2Q13	3Q12	3Q13 vs 2Q13	3Q13 vs 3Q12	9M13	9M12	9M13 vs 9M12	Last 12 months (LTM)
Pulp Production	000 t	1,347	1,291	1,322	4%	2%	3,901	3,929	-1%	5,271
Pulp Sales	000 t	1,301	1,269	1,268	3%	3%	3,757	3,846	-2%	5,267

Net Revenues	R$ million	1,841	1,669	1,556	10%	18%	4,960	4,321	15%	6,813
Adjusted EBITDA(1)	R$ million	762	647	573	18%	33%	1,973	1,500	32%	2,726
EBITDA margin	%	41%	39%	37%	2 p.p.	4 p.p.	40%	35%	5 p.p.	40%
Net Financial Result(2)	R$ million	(226)	(1,162)	(393)	-81%	-12%	(1,455)	(1,436)	1%	(1,715)
Net Income (Loss)	R$ million	57	(593)	(212)	—	—	(512)	(746)	-31%	(464)

Free Cash Flow(3)	R$ million	122	234	157	-48%	-22%	523	436	20%	922

Gross Debt (US$)	US$ million	4,254	4,485	5,401	-5%	-21%	4,254	5,401	-21%	4,254
Gross Debt (R$)	R$ million	9,487	9,936	10,955	-5%	-13%	9,487	10,955	-13%	9,487
Cash(4)	R$ million	1,246	1,683	2,398	-26%	-48%	1,246	2,398	-48%	1,246
Net Debt	R$ million	8,240	8,253	8,557	0%	-4%	8,240	8,557	-4%	8,240
Net Debt/EBITDA LTM	x	3.0	3.3	4.5	-0.3 x	-1.5 x	3.0	4.5	-1.5 x	3.0
Net Debt/EBITDA LTM (US$)(5)	x	2.9	3.0	4.2	-0.1 x	-1.3 x	2.9	4.2	-1.3 x	2.9

(1) Adjusted by non-recurring and non-cash items | (2) Includes results from financial investments, monetary and exchange variation, mark-to-market of hedging and interest

(3) Does not include the sale of assets | (4) Includes the hedge fair value | (5) For covenants purposes

3Q13 Highlights

•             Another round of bond buybacks amounting to R$223 million. Gross dollar debt reduction of US$1.1 billion in the last twelve months.

•             Gross debt totaled R$9,487 million, 5% and 13% lower than in 2Q13 and 3Q12, respectively.

•             Net Debt/EBITDA ratio of 2.9x in dollars (Jun/13: 3.0x | Sept/12: 4.2x), the lowest level since Fibria’s creation.

•             Rating outlook revision by Moody’s from “Ba1/Stable” to “Ba1/Positive”.

•             The cost of dollar-denominated debt was 4.5% p.a. (2Q13: 4.7% p.a. | 3Q12: 5.2% p.a.).

•             Scheduled maintenance downtime at the Jacareí Mill successfully completed.

•             Pulp production of 1.3 million tons, 4% and 2% higher than 2Q13 and 3Q12, respectively. LTM, production totaled 5.271 million tons.

•             Pulp sales of 1.3 million tons, 3% higher than in 2Q13 and 3Q12. LTM sales reached 5.267 million tons, equivalent to 100% of period production.

•             Cash cost was at R$501/ton, 8% down on 2Q13, mainly due to the reduced impact from the scheduled maintenance downtimes. Compared to 3Q12, the increase was 2%. Excluding the effect of the downtimes, the cash cost was R$482/ton, 1% less than 2Q13 and 5% higher than 3Q12.

•             Adjusted EBITDA of R$762 million, 18% and 33% up on 2Q13 and 3Q12, respectively, mainly due to the average dollar appreciation against the real. LTM EBITDA totaled R$2,726 million, 21% higher than 2012.

•             EBITDA margin of 41%, 2 p.p. and 4 p.p. higher than in 2Q13 and 3Q12, respectively.

•             EBITDA/ton for the quarter of R$585 (US$256/ton), 15% up on 2Q13 and 30% up year-on-year.

•             Free cash flow of R$122 million in 3Q13, down 46% in the quarter due to the increase in accounts receivable. In the last 12 months, free cash flow reached R$922 million (US$90/ton), representing a 7% free cash flow yield on 09/30/2013.

•             Net income of R$57 million (2Q13: R$(593) million | 3Q12: R$(212) million).

•             Fibria was selected industry leader in 2013/2014 by the Dow Jones World and Emerging Markets Sustainability Indices of the NYSE.

Subsequent Events

•             Fibria received awards in the Governance, Profitability, Transparency and Sustainability areas (see page 16).

•             2nd Investor Tour held at the Três Lagoas Mill on October 2nd.

Market Cap — Sept/30/2013: R$14.1 billion | US$6.4 billion FIBR3: R$25.47 FBR: US$11.52 Shares Issued: 553,934,646 common shares	Conference Call: Oct/23/2013 9 am (US-EDT) Portuguese | Telephone: +55 11 4688-6361 10 am (US-EDT) English | Telephone: +1 412 317-6776 Webcast: www.fibria.com.br/ir	Investor Relations Guilherme Cavalcanti André Gonçalves Camila Nogueira Roberto Costa Isabela Cerbasi ir@fibria.com.br | +55 (11) 2138-4565

The operational and financial information of Fibria Celulose S.A. for the 3rd quarter of 2013 (3Q13) was presented in this document based on consolidated numbers and is expressed in reais, unaudited and prepared in accordance with Corporate Law.  The results of Veracel Celulose S.A. were included in this document based on 50% proportional consolidation, with elimination of all intercompany transactions.

Executive Summary

Seasonality effects fueled the increase in pulp producers’ inventories at the beginning of the quarter. Despite the fact that hardwood pulp inventories reached higher levels than in the previous year, signs of a recovery in demand were observed throughout the quarter. This was demonstrated by both increases in market pulp sales as a whole and Fibria’s own sales, including in the year on-year comparison. Uncertainties in the Brazilian and global macroeconomic scenarios continued to drive up the US currency, which reached R$2.45 in August. The strenghtening of the dollar during the quarter helped Fibria record its highest-ever quarterly EBITDA figure. Coupled with the increase in operating income in the last twelve months, the focus on debt reduction drove dollar leverage down to its lowest level since the Company’s creation.

Pulp production totaled 1,347 thousand tons in 3Q13, 4% more than in 2Q13 due to the reduced impact of the scheduled maintenance downtimes in the Jacareí Mill. Compared to the same period the year before, output moved up by 2% given that in addition to the Jacareí stoppage, 3Q12 also had the scheduled maintenance downtime in the Três Lagoas Mill. Sales volume totaled 1,301 thousand tons, 3% higher than in 2Q13 and 3Q12, due to increased pulp availability and greater sales volume in North America and Asia. In the last 12 months, Fibria’s sales volume totaled 5,267 thousand tons, equivalent to 100% of period production.

The cash cost of production was R$501/ton, 8% less than 2Q13, primarily due to the reduced impact of the scheduled maintenance downtimes. Compared to 3Q12, there was a 2% increase due to higher costs with wood and foreign exchange impacts. Excluding the effect of the downtimes, the cash cost came to R$482/ton, 5% more than in 3Q12, less than inflation over the last twelve months. For more information, see page 7.

Adjusted 3Q13 EBITDA totaled R$762 million, the highest quarterly result since Fibria’s creation, with a margin of 41%. Compared to 2Q13, there was an increase of 18%, primarily due to the upturn in average net prices in reais (+8%) and higher sales volume. Compared to 3Q12, EBITDA climbed by 33% and the margin widened by 4 p.p. This was also due to higher net pulp prices in reais (+15%), reflecting the average dollar appreciation against the real (13%), as well as the upturn in dollar pulp prices in the last 12 months. LTM EBITDA totaled R$2,726 million, 21% higher than the R$2,253 million recorded in 2012, accompanied by a margin of 40%. FCF for the quarter was R$122 million, versus R$234 million in 2Q13 and R$157 million in 3Q12 (further details on page 15), due to an increase in accounts receivable, which impacted working capital. It is worth noting that if we consider sales of R$161 million in September, whose letters of credit had a cash impact at the beginning of 4Q13, FCF in the last 12 months came to R$1,083 million, with a yield of 7.7% at the close of September.

The financial result was a net expense of R$226 million in 3Q13 compared to a net expense of R$1,162 million in 2Q13. The change was primarily due to the reduced impact of the exchange variation on debt (0.6% appreciation of the closing dollar rate). This quarter, the Company conducted new bond buyback transactions (mainly of those maturing in 2020 and 2021), resulting in non-recurring accounting and financial effects, which impacted the financial result. The 42% decline over 3Q12 was due to lower costs incurred on the repurchase of bonds maturing in 2020, and a 13% reduction in interest expenses, despite the 10% appreciation of the dollar against the real, reflecting the Company’s efforts to reduce its debt costs.

The debt repurchases mentioned in the previous paragraph are in line with its strategy of reducing gross debt, which will generate annual savings of US$16 million. Expenses related to these repurchases negatively impacted the financial result in the amount of R$56 million. The average cost of foreign currency debt fell to 4.5% p.a. at the end of 3Q13.

As a result of period amortizations, gross dollar-denominated debt fell by 5% over 2Q13 and 21% (or US$1.1 billion) over 3Q12. The net debt/EBITDA ratio in dollars was at 2.9x, Fibria’s lowest ever figure.

The Company closed 3Q13 with a liquidity position of R$2.6 billion, representing 1.7x short-term debt, comprising cash of R$1,246 million and revolving credit facilities of R$1,415 million that, unused, reinforces the company’s liquidity. The cash reduction was mainly due to bonds repurchase and adhered to the minimum cash policy.

As a result of the above factors, Fibria recorded net income of R$57 million in 3Q13, versus a loss of R$593 million in 2Q13 and a loss of R$212 million in 3Q12 (for more information, see page 12). Excluding the effects of the dollar appreciation on foreign-currency-denominated debt (R$55 million) and the expenses related to the bond buyback transaction (R$56 million), net income for the quarter would have totaled approximately R$144 million.

Pulp Market

The beginning of 3Q13 was marked by seasonality in the Northern Hemisphere, due to a historical weakening of demand during the European summer vacation period. Despite the fact that the recovery of European demand has taken longer than expected, sales of eucalyptus pulp posted a positive result in the annual comparison, moving up by 4.9% year-on-year in the first eight months of 2013, according to the Pulp and Paper Products Council (PPPC). In fact, there was a substantial sales upturn in most of the regions of the world, especially in North America and China, where growth came to 16.7% and 15.5%, respectively.

World Eucalyptus Market Pulp Shipments ('000 ton)

Source: PPPC

The tissue market was the primary driver of the strong demand for eucalyptus pulp, pushed by the startup of new machines since mid-2012. According to the PPPC, global production of tissue increased by 2.4% from January to July 2013. The list of announced capacity expansion projects includes approximately 3.7 million tons of new tissue volume that will enter the global market in 2013-2014.

The difference between hardwood and softwood pulp prices in the European market widened in 3Q13. Although the possibilities for substitution between the two pulp grades have been limited recently, the increase in the price gap continues to be a positive indicator for hardwood pulp demand. After peaking at almost US$200/ton at the end of 2011, the difference fell sharply throughout 2012, reaching US$12.61 in September 2012 before increasing gradually over the last 12 months and reaching US$87.83 in September 2013.

In August, the closure of the Södra Tofte mill in Norway was confirmed, eliminating 170 thousand tons of hardwood pulp from the market giving total closures of almost 1.2 million tons in 2013 to date. The list of closures this year also includes the Jari mill in Brazil (420 thousand tons), SAPPI’s Cloquet mill conversion to dissolving pulp, in the United States (450 thousand tons), and the indefinite shutdown of the Cellulose du Maroc mill in Morocco (160 thousand tons).

Hardwood startups and closures until 3Q13

These closures together with the postponement of new capacities startup originally, scheduled to enter the market in the coming months, should limit pulp supply in the last quarter. Additionally, demand traditionally increases in the final months of the year, which should maintain the market pressured on the market during 4Q13.

Production and Sales

Production (‘000 t)	3Q13	2Q13	3Q12	3Q13 vs 2Q13	3Q13 vs 3Q12	9M13	9M12	9M13 vs 9M12	Last 12 months

Pulp	1,347	1,291	1,322	4%	2%	3,901	3,929	-1%	5,271

Sales Volume (‘000 t)

Domestic Market Pulp	116	101	127	15%	-9%	336	390	-14%	476

Export Market Pulp	1,185	1,168	1,141	2%	4%	3,421	3,456	-1%	4,791

Total sales	1,301	1,269	1,268	3%	3%	3,757	3,846	-2%	5,267

In 3Q13, Fibria undertook a scheduled maintenance stoppage at the Jacareí Mill, which was in line with the Company’s annual plan and budget. Pulp production totaled 1,347 thousand tons in the quarter, 4% and 2% up on 2Q13 and 3Q12, respectively, primarily due to fewer mills undergoing scheduled maintenance. In the first nine months, production fell 1% year-on-year. Pulp inventories closed the quarter at 827 thousand tons (56 days), 6% higher than in 2Q13 (781 thousand tons and 53 days) and in line with 3Q12 (828 thousand tons and 56 days).

The calendar for scheduled maintenance downtimes in Fibria’s mills in 2013 is shown below. Only the downtime in the Jacareí Mill impacted 3Q13. There is no maintenance scheduled in the mills in 4Q13.

Fibria’s Maintenance Downtimes Schedule – 2013

Mill	Jan	Feb	Mar	May	Jun	Jul	Aug
Aracruz “A”
Aracruz “B”
Aracruz “C”
Jacareí
Três Lagoas
Veracel

Pulp sales totaled 1,301 thousand tons, 3% more than in 2Q13, despite the typical seasonality of the period. Compared to 3Q12, sales were 3% higher, mainly due to the increased availability of production and higher sales volume to North America and Asia. In the last 12 months, sales volume came to 5,267 thousand tons, equivalent to 100% of period output. In 3Q13, sales to Europe accounted for 35% of the total, followed by North America with 31%, Asia with 26% and Latin America with 8%.

Results Analysis

Net Revenues (R$ million)	3Q13	2Q13	3Q12	3Q13 vs 2Q13	3Q13 vs 3Q12	9M13	9M12	2012 vs 2011	Last 12 months

Domestic Market Pulp	140	108	135	30%	4%	372	361	3%	519

Export Market Pulp	1,681	1,543	1,403	9%	20%	4,533	3,910	16%	6,220

Total Pulp	1,821	1,651	1,538	10%	18%	4,904	4,271	15%	6,739

Portocel	20	18	18	11%	9%	56	50	12%	74

Total	1,841	1,669	1,556	10%	18%	4,960	4,321	15%	6,813

Net revenue totaled R$1,841 million in 3Q13, 10% up on 2Q13, primarily due to the upturn in pulp prices in reais, in turn   explained by the 11% average appreciation of the dollar and higher sales volume. In relation to 3Q12, there was an 18% increase in pulp revenue, due to the 15% increase in average net prices in reais, in turn caused by the 13% average dollar appreciation, and the 4% upturn in pulp price in dollars. In the last 12 months, net revenue reached R$6,813 million, 10% higher than in the previous 12-month period.

The cost of goods sold (COGS) was 3% and 8% higher than in 2Q13 and 3Q12, respectively. It is worth mentioning that due to the effects of inventory turnover (56 days in 3Q13), COGS also reflects the production cash cost from the previous quarter. Consequently, there was a quarter-on-quarter increase in cash COGS, despite the drop in the production cash cost in 3Q13, as well as an upturn in logistics costs (mainly due to the foreign exchange effect), and higher sales volume. Compared to the same period last year, the increase was due to the impact of foreign exchange and the sales mix on logistics costs, higher sales volume and the increase in the production cash cost.

The cash cost of pulp production in 3Q13 was R$501/ton, 8% down on 2Q13, mainly due to fewer mills undergoing maintenance (Jacareí only in 3Q13), partially offset by the increase from the appreciation of the dollar of R$8/ton. The 2% quarter-on-quarter upturn was due to the higher cost of wood (higher share from third parties — 3Q13: 11% | 3Q12: 8% — and higher transportation costs), and the 13% average dollar appreciation, partially offset by the reduced impact from scheduled maintenance stoppages and lower mill consumption as a result of initiatives to reduce the use of chemicals and energy (e.g. the Energy Master Plan in Jacareí — a modernization project to improve energy efficiency and reduce gas and steam consumption). Excluding the effects of the downtimes, the cash cost was R$482/ton, 1% below 2Q13 but 5% more than in 3Q12, due to the factors explained above. Inflation over the last 12 months, as measured by the IPCA index, was 5.9% and the appreciation of the dollar against the real was 13%. Currently almost 15% of the cash cost is tied to the dollar. The following table shows the evolution of the production cash cost and contains explanations for the most significant annual and quarterly variations:

Pulp Cash Cost	R$/t

2Q13	546

Exchange rate	8

Maintenance Downtime	(39)

Lower expenditure on chemicals and energy (higher operating stability)	(9)

Others	(5)

3Q13	501

Pulp Cash Cost	R$/t

3Q12	491

Wood (higher third party wood and higher transportation costs)	27

Exchange rate	10

Maintenance Downtime	(14)

Lower consumption of chemicals and energy (Cost reduction program - ex: Energy Master Plan)	(8)

Higher utilities results (power sale)	(3)

Others	(2)

3Q13	501

Selling expenses totaled R$91 million in 3Q13, flat over 2Q13 and 21% up on 3Q12 due to higher spending on terminals related to higher sales volumes and the 13% appreciation of the average dollar against the real. It is worth noting that the selling expenses to net revenue ratio remained stable at 5% in both periods.

Administrative expenses totaled R$74 million, stable in relation to 2Q13 and 6% down on 3Q12, chiefly due to lower spending on donations and outsourced services.

Other operating income (expenses) totaled an expense of R$11 million in 3Q13, compared with revenue of R$12 million in 2Q13. This was due in large part to the impact of the R$36 million fair value adjustment on biological assets in the previous quarter. The reduction over the R$17 million expense recorded in 3Q12 was due to improved results from the write-off of certain fixed asset items.

Adjusted EBITDA reached a record R$762 million in 3Q13, with a margin of 41%. In comparison with 2Q13, EBITDA increased by 18%, mainly due to higher average net prices in reais, driven by higher sales volume and the 11% average appreciation of the dollar against the real. Compared with 3Q12, EBITDA increased by 33%, followed by an increase of 4 p.p. in the EBITDA margin, due to the 15% rise in the average net pulp price in reais, in turn driven by the 13% dollar appreciation against the real, and the 4% rise in dollar pulp prices. The graph below shows the main variations during the quarter:

Financial Result

(R$ million)	3Q13	2Q13	3Q12	3Q13 vs 2Q13	3Q13 vs 3Q12	9M2013	9M2012	9M2013 vs 9M2012
Financial Income (including hedge result)	60	(180)	(5)	—	—	(36)	(30)	20%
Interest on financial investments	24	20	36	20%	-33%	77	122	-37%
Hedging(1)	36	(200)	(41)	—	—	(113)	(152)	-26%
Financial Expenses	(144)	(140)	(166)	3%	-13%	(438)	(518)	-15%
Interest - loans and financing (local currency)	(51)	(43)	(42)	19%	21%	(135)	(134)	1%
Interest - loans and financing (foreign currency)	(93)	(97)	(124)	-4%	-25%	(303)	(384)	-21%
Monetary and Exchange Variations	(68)	(595)	(52)	-89%	31%	(577)	(675)	-15%
Foreign Exchange Variations - Debt	(55)	(650)	(45)	-92%	22%	(581)	(756)	-23%
Foreign Exchange Variations - Other	(13)	55	(7)	—	86%	4	81	-95%
Other Financial Income / Expenses(2)	(74)	(247)	(170)	-70%	-56%	(404)	(212)	91%
Net Financial Result	(226)	(1,162)	(393)	-81%	-42%	(1,455)	(1,435)	1%

(1)Change in the marked to market (3Q13: R$(367) million | 2Q13: R$(407) million) added to received and paid adjustments.

(2)R$56 million out of R$74 million refer to financial charges from bonds buyback in 3Q13.

Interest from financial investments was R$24 million, 20% higher than in 2Q13, mainly due to the 12% period increase in the CDI rate. The 33% year-on-year decline is largely explained by the 26% reduction in the total amount of cash invested in favor of period debt payments. Hedge transactions generated income of R$36 million, of which R$17 million was due to favorable changes in the fair value of the debt hedging instruments (see derivatives section - page 11).

Interest expenses on loans and financing totaled R$144 million in 3Q13, 3% up on the previous quarter, mainly due to local currency interest accruals on NCEs contracted at the end of 2Q13 in the amount of R$498 million. The 13% decrease (R$22 million) over 3Q12 was primarily due to the reduction in dollar-denominated debt between the periods.

Foreign-exchange on dollar-denominated debt (95% of the gross debt) amounted to R$55 million, versus an expense of R$650 million in 2Q13, mainly due to the lower period appreciation in the closing dollar rate (3Q13: R$ 2.23 | 2Q13: R$ 2.22), and the 2% reduction in the foreign currency debt. Compared to 3Q12, there was a R$10 million increase in the expense, as a result of the higher appreciation of the dollar against the real.

Other financial income (expenses) amounted to an expense of R$74 million, R$173 million less than in 2Q13, chiefly due to fewer pre-payments of bonds maturing in 2020 and 2021, resulting in reduced accounting impacts from the expenses incurred with the buy-backs (R$56 million this quarter). The same factor explains the year-on-year variation.

On September 30, 2013, the mark-to-market of derivative financial instruments was negative by R$367 million (a negative R$13 million from the operational hedge and a negative R$354 million from the debt hedge), versus a negative R$407 million on June 30, 2013, resulting in a positive variation of R$40 million. This result was mainly due to the appreciation in the fair value of the dollar options (zero cost collars), due to new transactions and the maturity of existing ones. Cash disbursements from transactions that matured in the period totaled R$4 million. Thus, the net impact on the financial result was positive by R$36 million. The following table shows Fibria’s open hedging instrument positions at the end of September:

		Notional				Fair Value
Swaps	Maturity	Sept/13		Jun/13		Sept/13		Jun/13
Receive
US Dollar Libor (2)	may/19		$571		$602	R$	1,275	R$	1,336
Brazilian Real CDI (3)	aug/20	R$	831	R$	541	R$	1,024	R$	711
Brazilian Real TJLP (4)	jun/17	R$	478	R$	509	R$	457	R$	487
Brazilian Fixed (5)	dec/17	R$	580	R$	600	R$	465	R$	479

Receive Total (a)						R$	3,221	R$	3,013

Pay
US Dollar Fixed (2)	may/19		$571		$602	R$	(1,263)	R$	(1,318)
US Dollar Fixed (3)	aug/20		$428		$300	R$	(1,130)	R$	(828)
US Dollar Fixed (4)	jun/17		$294		$313	R$	(656)	R$	(699)
US Dollar Fixed (5)	dec/17		$284		$294	R$	(526)	R$	(539)

Pay Total (b)
						R$	(3,575)	R$	(3,384)
Net (a+b)						R$	(354)	R$	(371)

Options
US Dollar Option	up to 12M		$912		$996	R$	(13)	R$	(36)

Total: Options (c)						R$	(13)	R$	(36)

Net (a+b+c)						R$	(367)	R$	(407)

Zero cost collar operations have become more attractive than NDFs in the current foreign exchange scenario, especially due to the volatility of the dollar, since they can lock-in exchange rates while limiting negative impacts in the event of a significant depreciation of the real. These instruments allow for the protection of a foreign exchange interval favorable to cash flows, within which Fibria does not pay or receive the amount of the adjustments. In addition to protecting the company in these scenarios, this feature also allows it to achieve greater benefits in terms of export revenues should the dollar move up. The contracted operations currently have a maximum term of 12 months, hedging 37% of foreign exchange exposure, and their sole purpose is to protect cash flow exposure.

The derivative instruments used to hedge debt (swaps) are designed to transform real-denominated debt into dollar-denominated debt or hedge existing debt against adverse swings in interest rates. Consequently, all of the swap asset legs are matched with the cash flows from the respective hedged debt. The fair value of these instruments corresponds to the net present value of the expected cash flows until maturity (52 months average) and therefore has a limited cash impact.

All of the financial instruments were contracted in accordance with the guidelines established by the Market Risk Management Policy, and are conventional instruments without leverage or margin calls, duly registered with the CETIP (Securities Custody and Financial Settlement Center), with cash impacts only upon their respective maturities and amortizations. The Company’s Governance, Risk and Compliance area is responsible for the verification and control of positions involving market risk and independently reports directly to the CEO and other areas and committees involved in the process, ensuring implementation of the policy. Fibria’s Treasury area is responsible for the execution and management of financial operations.

Net Income

The Company posted 3Q13 net income of R$57 million, versus a net loss of R$593 million in 2Q13, primarily due the improved financial result, thanks to the reduced effects of the dollar appreciation (R$68 million) and the lower accounting and financial impact of the debt security repurchases. Excluding the effects of the exchange variation and the bond buyback expense, net income for the quarter would have come to approximately R$144 million. The year-on-year variation was due to the higher operating and financial result.

(*) Includes non recurring/non cash expenses, other exchange and currency variations and other financial income/expenses

Indebtedness

	Unit	Sept/13	Jun/12	Sept/12	Sept/13 vs Jun/12	Sept/13 vs Sept/12
Gross Debt	R$ million	9,487	9,936	10,955	-5%	-13%
Gross Debt in R$	R$ million	474	696	720	-32%	-34%
Gross Debt in US$(1)	R$ million	9,012	9,241	10,235	-2%	-12%
Average maturity	months	54	57	65	-3	-11
Cost of debt (foreign currency)	% p.a.	4.5%	4.7%	5.2%	-0.2 p.p.	-0.7 p.p.
Cost of debt (local currency)	% p.a.	7.4%	8.4%	8.1%	-1.0 p.p.	-0.7 p.p.
Short-term debt	%	16%	8%	10%	8 p.p.	6 p.p.
Cash in R$	R$ million	787	1,434	1,499	-45%	-47%
Cash in US$	R$ million	826	656	1,155	26%	-28%
Fair value of derivative instruments	R$ million	(367)	(407)	(256)	-10%	43%
Cash(2)	R$ million	1,246	1,683	2,398	-26%	-48%
Net Debt	R$ million	8,240	8,253	8,557	0%	-4%
Net Debt/EBITDA (in R$)	x	3.0	3.3	4.5	-0.3	-1.5
Net Debt/EBITDA (in US$)(3)	x	2.9	3.0	4.2	-0.1	-1.4

(1) Includes BRL to USD swap contracts. The original debt in dollars was R$6,969 million (73% of the total debt) and debt in reais was R$2,518 million.

(2) Includes the fair value of derivative instruments

(3) For covenant purposes

The Company closed September 2013 with gross debt of R$9,487 million, R$449 million (US$231 million) less than in 2Q13 and R$1.5 billion (US$1.1 billion) down on 3Q12, mainly thanks to the results of the ongoing debt management initiatives. Fibria prepaid R$502 million (US$223 million) in debt securities, whose rates were considered unfavorable, in the third quarter, R$434 million (US$193 million) of which from bonds maturing in 2020 and 2021 with interest rates of 7.50% p.a. and 6.75% p.a., respectively. Total buybacks will generate annual savings of US$16 million in interest payments. The graph below shows the changes in gross debt during the quarter:

The average cost of local currency bank debt in September 2013 was 7.4% p.a. (Jun/13: 8.4% p.a. | Sept/12: 8.1% p.a.), and the cost in foreign currency was 4.5% p.a. (Jun/13: 4.7% p.a. | Sept/12: 5.2% p.a.) 0.2 p.p. down on 2Q13, chiefly due to the partial repurchase of bonds maturing in 2020 and 2021, with respective coupons of 7.5% p.a. and 6.75% p.a. The remaining balance of these securities stood at R$ 2,804 million, with market rates of 6.02% (2020) and 5.56% (2021) at the close of 3Q13. The Company will continue to seek opportunities to reduce its more expensive debt. The graphs below show Fibria’s indebtedness by instrument, index and currency (including debt swaps):

The average maturity of the total debt balance was 54 months in September 2013, versus 57 months in June 2013 and 65 months in September 2012. The prepayment of bonds maturing in 2020 and 2021 was not a significant factor in the average maturity reduction in the quarterly comparison. The graph below shows the amortization schedule of Fibria’s total debt:

Also on September 30, cash and cash equivalents totaled R$1,246 million, including the negative mark-to-market of hedging instruments totaling R$367 million. Excluding this impact, 49% of cash was invested in local-currency government bonds and fixed income, and the remainder in short and medium-term investments abroad.

Since May 2011, the Company has had revolving credit facilities in the amount of US$500 million available for a period of four years (as of the contract date). This facility, although not used, helps improve the Company’s liquidity position. In April 2013, the Company took out a new 5-year credit line totaling R$300 million, at 100% of the CDI plus 1.5% p.a. when utilized (0.5% when on stand-by). Thus, in addition to the current cash position of R$1,246 million, the Company has R$1,415 million available in additional resources that have yet to be utilized in the form of stand-by credit facilities, which have immediate liquidity. Taking this into consideration, the cash to short-term net debt ratio was 1.7x, in line with Fibria’s minimum cash policy.

The graph below shows the evolution of Fibria’s debt balance since Sept/12:

Capital Expenditures

(R$ million)	3Q13	2Q13	3Q12	3Q13 vs 2Q13	3Q13 vs 3Q12	9M13	9M12	9M13 vs 9M12	Last 12 months
Industrial Expansion	4	—	—	—	—	4	3	—	5
Forest Expansion	12	15	17	-17%	-27%	51	50	3%	67
Subtotal Expansion	16	15	17	8%	-5%	55	53	4%	72
Safety/Environment	8	6	13	22%	-40%	17	39	-56%	26
Forestry Renewal	213	198	183	8%	17%	565	495	14%	724
Advance for wood purchase (partnership program)	40	21	16	89%	150%	69	67	3%	79
Maintenance, IT, R&D, Modernization	47	81	41	-42%	15%	175	110	59%	230
Subtotal Maintenance	308	307	253	0%	22%	825	711	16%	1,058
50% Veracel	19	28	16	-33%	16%	60	48	25%	77
Total Capex	343	350	286	-2%	20%	941	812	16%	1,208

Capex totaled R$343 million in 3Q13, in line with the previous quarter. The year-on-year upturn was due to increased expenditure on standing timber and larger payments in advance on wood purchases from third parties. Capex in the last 12 months came to R$1,208 million, in line with the Company’s full-year guidance of R$1,244 million.

Free Cash Flow

(R$ million)	3Q13	2Q13	3Q12	9M13	9M12	Last 12 months
Adjusted EBITDA	762	647	573	1,973	1,500	2,726
(-) Capex including advance for wood purchase	(343)	(350)	(286)	(941)	(812)	(1,208)
(-) Interest (paid)/received	(92)	(188)	(111)	(360)	(362)	(518)
(-) Income tax	(4)	(12)	3	(20)	(4)	(31)
(+/-) Working Capital	(189)	151	(22)	(99)	114	17
(+/-) Others	(12)	(14)	—	(30)	—	(64)
Free Cash Flow(1)(2)	122	234	157	522	436	922

(1) Does not include the sale of assets and the equity acquisition of Ensyn

(2) Does not include the payment of the expenses related to bonds buyback

The working capital result was negative by R$189 million, versus a positive R$151 million in 2Q13. The reduction was mainly due to the increase in the accounts receivable, which was driven by higher invoicing towards the end of the quarter and an increase in the average receivables in the period. It is worth mentioning that Fibria closed the quarter with R$161 million in receivables tied to letters of credit, with insufficient time to forfeit such invoices. If such transaction had taken place in 3Q13 this revenue had been booked, working capital would have been negative by only R$28 million.

The working capital line accounts for the main variation in Fibria’s free cash flow (FCF) in comparison with both previous periods, which was partially offset by higher EBITDA and lower interest payments in the current quarter. Given sales of R$161 million in September, whose letters of credit had a cash impact at the beginning of 4Q13, LTM free cash flow came to R$1,083 million, representing a free cash flow yield of 7.7% on September 30.

Capital Market

Equities

Average daily trading volume of Fibria’s stock was approximately 3 million shares, 9% down on 2Q13, while daily financial volume averaged US$34.4 million (US$19.4 million on the BM&FBovespa and US$15 million on the NYSE), 6% less than in 2Q13.

Fixed Income

Yield to call	Unit	September 30, 2013	June 28, 2013	September 28, 2012	Sep/13 vs. Jun/13	Sep/2013 vs. Sep/2012
Fibria 2019%		7.2	7.5	7.0	-0.3 p.p.	0.2 p.p.
Fibria 2020%		6.0	5.8	6.1	0.2 p.p.	-0.1 p.p.
Fibria 2021%		5.6	5.6	5.8	-0.0 p.p.	-0.2 p.p.
Treasury 10 Years	%	2.6	2.5	1.6	0.1 p.p.	1.0 p.p.

Price	Unit	September 30, 2013	June 28, 2013	September 28, 2012	Sep/13 vs. Jun/13	Sep/2013 vs. Sep/2012
Fibria 2019	USD/k	110.0	108.8	112.4	1%	-2%
Fibria 2020	USD/k	108.0	109.4	108.3	-1%	0%
Fibria 2021	USD/k	107.1	107.2	106.3	0%	1%

Subsequent Events

Awards

Fibria received awards in the areas of transparency, financial performance, corporate governance and sustainability:

• The newspaper Valor Econômico named Fibria “Company of the Year”, from among all industries. The company was also ranked first in value generation and net revenues in the pulp &paper segment.

• It was placed among the most transparent publicly-held companies in Brazil by ANEFAC-FIPECAFI-SERASA EXPERIAN for the quality of its financial statements in 2012.

• Ranked 2nd in the “The Best Companies for Shareholders” award by Capital Aberto magazine, among those companies with more than R$15 billion in assets. This award highlights business profitability, share profitability (EVA®), liquidity, corporate governance and sustainability.

• Época Negócios 360º magazine ranked Fibria in 1st place in the pulp & paper segment in both the Corporate Governance and Vision for the Future categories.

• Selected for the fourth consecutive year by Institutional Investor’s pulp & paper industry rankings in the CEO, CFO, IR Team and IR professional categories.

• Selected by RobecoSAM (which evaluates the Dow Jones Sustainability Index family) as one of the 10 Game Changer Companies of the Future, the only company in Latin America to be so honored.

• Selected as industry leader in the 2013/2014 NYSE’s Dow Jones Sustainability Index (DJSI World) and Dow Jones Sustainability Index Emerging Markets (DJSI Emerging Markets).

2nd Investor Tour at the Três Lagoas Mill

On October 2, Fibria held its 2nd Investor Tour at the Três Lagoas (MS) Mill, in which 70 people took part, including analysts and local and foreign investors. It featured presentations by Guilherme Cavalcanti, CFO and IRO, Marcelo Castelli, CEO, and Pöyry representative João Cordeiro, as well as 20 other Fibria board members and executives. In the afternoon, participants visited the mill. The presentations are available at: http://fibria.infoinvest.com.br/ptb/s-17-ptb.html?idioma=ptb.

Appendix I - Revenue x Volume x Price *

	Sales (Tons)		Net Revenue (R$ 000)		Price (R$/Ton)		3Q13 vs 2Q13 (%)
3Q13 vs 2Q13	3Q13	2Q13	3Q13	2Q13	3Q13	2Q13	Tons	Revenue	Avge Price

Pulp
Domestic Sales	115,691	101,531	140,249	107,898	1,212	1,063	13.9	30.0	14.1
Foreign Sales	1,185,462	1,167,735	1,681,206	1,543,238	1,418	1,322	1.5	8.9	7.3
Total	1,301,154	1,269,267	1,821,454	1,651,137	1,400	1,301	2.5	10.3	7.6

	Sales (Tons)		Net Revenue (R$ 000)		Price (R$/Ton)		3Q13 vs 3Q12 (%)
3Q13 vs 3Q12	3Q13	3Q12	3Q13	3Q12	3Q13	3Q12	Tons	Revenue	Avge Price

Pulp
Domestic Sales	115,691	127,499	140,249	134,508	1,212	1,055	(9.3)	4.3	14.9
Foreign Sales	1,185,462	1,140,737	1,681,206	1,403,178	1,418	1,230	3.9	19.8	15.3
Total	1,301,154	1,268,236	1,821,454	1,537,686	1,400	1,212	2.6	18.5	15.5

	Sales (Tons)		Net Revenue (R$ 000)		Price (R$/Ton)		9M13 vs 9M12 (%)
9M13 vs 9M12	9M13	9M12	9M13	9M12	9M13	9M12	Tons	Revenue	Avge Price

Pulp
Domestic Sales	335,504	390,007	371,743	361,230	1,108	926	(14.0)	2.9	19.6
Foreign sales	3,421,305	3,456,509	4,532,563	3,910,148	1,325	1,131	(1.0)	15.9	17.1
Total	3,756,810	3,846,516	4,904,306	4,271,378	1,305	1,110	(2.3)	14.8	17.6

*Does not include Portocel

Appendix II — Income Statement

INCOME STATEMENT - CONSOLIDATED (R$ million)

	3Q13		2Q13		3Q12		3Q13 vs 2Q13	3Q13 vs 3Q12
	R$	AV%	R$	AV%	R$	AV%	(%)	(%)
Net Revenue	1,841	100%	1,669	100%	1,556	100%	10%	18%
Domestic Sales	160	9%	126	8%	153	10%	27%	4%
Foreign Sales	1,681	91%	1,543	92%	1,403	90%	9%	20%
Cost of sales	(1,380)	-75%	(1,337)	-80%	(1,280)	-82%	3%	8%
Cost related to production	(1,175)	-64%	(1,157)	-69%	(1,109)	-71%	2%	6%
Freight	(205)	-11%	(180)	-11%	(171)	-14%	14%	20%
Operating Profit	461	25%	332	20%	276	18%	39%	67%
Selling and marketing	(91)	-5%	(91)	-5%	(75)	-5%	-1%	21%
General and administrative	(74)	-4%	(73)	-4%	(78)	-5%	1%	-6%
Financial Result	(226)	-12%	(1,162)	-70%	(393)	-25%	-81%	-42%
Other operating (expenses) income	(11)	-1%	12	1%	(17)	-1%	-193%	-36%
Operating Income	60	3%	(983)	-59%	(287)	-18%	-106%	-121%
Current Income taxes expenses	(15)	-1%	(1)	0%	(6)	0%	1402%	155%
Deffered Income taxes expenses	13	1%	390	23%	81	5%	-97%	-84%
Net Income (Loss)	57	3%	(593)	-36%	(212)	-14%	-110%	-127%
Net Income (Loss) attributable to controlling equity interest	54	3%	(596)	-36%	(215)	-14%	-109%	-125%
Net Income (Loss) attributable to non-controlling equity interest	3	0%	2	0%	2	0%	29%	50%
Depreciation, amortization and depletion	458	25%	466	28%	433	28%	-2%	6%
EBITDA	744	40%	646	39%	539	35%	15%	38%
Equity	—	0%	—	0%	—	0%	0%	0%
Fair Value of Biological Assets	—	0%	(36)	-2%	—	0%	0%	—
Fixed Assets disposals	(3)	0%	39	2%	9	1%	-108%	-135%
Accruals for losses on ICMS credits	24	1%	23	1%	25	2%	6%	-5%
Tax Credits/Reversal of provision for contingencies	(3)	0%	(25)	-1%	—	0%	-87%	—
EBITDA adjusted (*)	762	41%	647	39%	573	37%	18%	33%

Income Statement - Consolidated (R$ million)

	9M13		6M12		9M13 vs
	R$	AV%	R$	AV%	6M12 (%)
Net Revenue	4,960	100%	4,321	100%	15%
Domestic Sales	427	9%	412	10%	4%
Foreign Sales	4,533	91%	3,909	90%	16%
Cost of sales	(3,910)	-79%	(3,758)	-87%	4%
Cost related to production	(3,359)	-68%	(3,271)	-76%	3%
Freight	(550)	-11%	(487)	-11%	13%
Operating Profit	1,050	21%	563	13%	86%
Selling and marketing	(253)	-5%	(225)	-5%	12%
General and administrative	(212)	-4%	(208)	-5%	2%
Financial Result	(1,455)	-29%	(1,436)	-33%	1%
Other operating (expenses) income	(1)	0%	217	5%	-101%
LAIR	(871)	-18%	(1,090)	-25%	-20%
Current Income taxes expenses	(27)	-1%	(15)	0%	83%
Deffered Income taxes expenses	386	8%	358	8%	8%
Net Income (Loss)	(512)	-10%	(747)	-17%	-31%
Net Income (Loss) attributable to controlling equity interest	(519)	-10%	(753)	-17%	-31%
Net Income (Loss) attributable to non-controlling equity interest	7	0%	5	0%	42%
Depreciation, amortization and depletion	1,356	27%	1,338	31%	1%
EBITDA	1,940	39%	1,684	39%	15%
Equity	—	0%	—	0%	0%
Fair Value of Biological Assets	(36)	-1%	(266)	-6%	-86%
Property, Plant and Equipment disposal	27	1%	17	0%	58%
Accruals for losses on ICMS credits	69	1%	63	1%	9%
Tax Incentive	(28)	-1%	—	0%	0%
EBITDA adjusted	1,973	40%	1,500	35%	32%

Appendix III - Balance Sheet

BALANCE SHEET (R$ million)

	Sep/13	Jun/13	Dec/12
ASSETS
CURRENT	4,600	4,910	6,246
Cash and cash equivalents	770	618	944
Securities	843	1,473	2,352
Derivative instruments	29	27	18
Trade accounts receivable, net	612	480	755
Inventories	1,385	1,362	1,183
Recoverable taxes	211	207	209
Assets avaiable for sale	590	590	590
Others	160	154	195
NON CURRENT	3,092	3,030	2,640
Derivative instruments	72	77	26
Deferred income taxes	1,211	1,195	880
Recoverable taxes	731	712	658
Fostered advance	718	706	740
Others	360	340	336

Investments	41	41	41
Property, plant & equipment , net	10,705	10,850	11,175
Biological assets	3,366	3,354	3,326
Intangible assets	4,654	4,675	4,717

TOTAL ASSETS	26,457	26,860	28,145

LIABILITIES
CURRENT	2,683	2,175	2,475
Short-term debt	1,288	794	1,138
Derivative Instruments	79	93	54
Trade Accounts Payable	577	538	436
Payroll and related charges	131	108	129
Tax Liability	41	44	41
Dividends and Interest attributable to capital payable	0	2	2
Liabilities related to the assets held for sale	470	470	470
Others	96	125	205
NON CURRENT	9,113	10,081	10,499
Long-term debt	8,199	9,142	9,630
Accrued liabilities for legal proceedings	85	84	105
Deferred income taxes , net	176	174	228
Tax Liability	79	79	78
Derivative instruments	389	419	264
Others	185	185	195
SHAREHOLDERS’ EQUITY - Controlling interest	14,614	14,560	15,134
Issued Share Capital	9,729	9,729	9,729
Capital Reserve	3	3	3
Statutory Reserve	3,296	3,242	3,816
Equity valuation adjustment	1,597	1,597	1,597
Treasury stock	(10)	(10)	(10)
Non controlling interest	47	44	37
TOTAL SHAREHOLDERS’ EQUITY	14,661	14,604	15,171
TOTAL LIABILITIES	26,457	26,860	28,145

Appendix IV — Statement of Cash Flows

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOW (R$ million)

	3Q13	2Q13	3Q12	9M13	9M12

INCOME (LOSS) BEFORE TAXES ON INCOME	60	(983)	(287)	(871)	(1,088)
Adjusted by
(+) Depreciation, depletion and amortization	459	466	433	1,357	1,339
(+) Unrealized foreign exchange (gains) losses, net	68	596	52	577	677
(+) Change in fair value of derivative financial instruments	(36)	200	41	113	152
(+) Fair value of biological assets	—	(36)	—	(36)	(266)
(+) (Gain)/loss on disposal of property, plant and equipment	(4)	39	(10)	27	(1)
(+) Interest and gain and losses in marketable securities	(23)	(21)	(34)	(71)	(118)
(+) Interest expense	144	140	166	438	517
(+) Financial charges of bonds repurchase transaction	56	224	151	343	150
(+) Impairment of recoverable ICMS	24	23	25	69	63
(+) Provisions and other	6	8	36	23	75
(+) Tax Credits	(3)	(10)	—	(14)	—
(+) Reversal of provision for contingencies	—	(14)	—	(14)	—
Decrease (increase) in assets
Trade accounts receivable	(132)	150	(27)	180	238
Inventories	(4)	(57)	(4)	(142)	(65)
Recoverable taxes	(42)	(48)	62	(121)	7
Other assets/advances to suppliers	(22)	(28)	(2)	(70)	3
Increase (decrease) in liabilities
Trade payable	35	113	(26)	129	18
Taxes payable	(14)	18	(15)	1	(33)
Payroll, profit sharing and related charges	23	22	24	2	(3)
Other payable	(33)	(19)	(33)	(78)	(50)
Cash provided by operating activities
Interest received	33	28	34	118	110
Interest paid	(125)	(217)	(146)	(478)	(473)
Income taxes paid	(4)	(12)	3	(20)	(4)
NET CASH PROVIDED BY OPERATING ACTIVITIES	465	583	443	1,464	1,248
Cash flows from investing activities
Acquisition of property, plant and equipment and forest	(303)	(329)	(270)	(873)	(745)
Advance for wood acquisition from forestry partnership program	(40)	(21)	(16)	(69)	(66)
Marketable securities, net	618	279	237	1,477	(326)
Proceeds from sale of property, plant and equipment	9	17	14	47	21
Derivative transactions settled	(4)	(2)	(74)	(19)	(110)
Advance received related to assets held for sale	—	—	—	—	200
Installments paid for acquisition of Ensyn	—	—	—	—	—
Others	1	(0)	0	1	0
NET CASH USED IN INVESTING ACTIVITIES	281	(57)	(109)	565	(1,027)
Cash flows from financing activities
Borrowings	162	962	512	1,143	662
Repayments - principal amount	(704)	(1,590)	(1,609)	(3,102)	(1,973)
Premium paid in the bonds repurchase transaction	(43)	(146)	(62)	(231)	(62)

Other	(3)	7	2	1	2
NET CASH USED IN FINANCING ACTIVITIES	(588)	(767)	(1,157)	(2,189)	(28)
Effect of exchange rate changes on cash and cash equivalents	(6)	(1)	1	(13)	7
Net increase (decrease) in cash and cash equivalents	153	(241)	(817)	(174)	261
Cash and cash equivalents at beginning of year	618	859	1,460	944	382
Cash and cash equivalents at end of year	770	618	643	770	643

Appendix V - EBITDA and adjusted EBITDA breakdowns (CVM Instruction 527/2012)

Adjusted EBITDA (R$ million)	3Q13	2Q13	3Q12

Income (loss) of the period	57	(593)	(212)

(+/-) Financial results, net	226	1,162	393

(+) Taxes on income	2	(389)	(75)

(+) Depreciation, amortization and depletion	458	466	433

EBITDA	744	646	539

(-) Fair Value of Biological Assets	—	(36)	—

(+/-) Non-recurring sale of property, plant and equipment	(3)	39	9

(+) Impairment of recoverable ICMS	24	23	25

(-) Tax credits/reversal of provision for contingencies	(3)	(25)	—

EBITDA Ajustado	762	647	573

EBITDA is not a measurement defined by Brazilian and International Financial Reporting Standards, and represents income (loss) for the period before interest, income tax and social contribution, depreciation, amortization and depletion. The Company is presenting adjusted EBITDA in accordance with CVM Instruction 527 of October 4, 2012, by adding or subtracting from the amount the provision for losses on recoverable ICMS, non-recurring write-offs of fixed assets, the fair value of biological assets and tax credits from recovered contingencies, to provide better information on its ability to generate cash, pay its debt and sustain its investments. Neither measurement should be considered as an alternative to the Company´s operating income and cash flows, as an indicator of liquidity, for the periods presented.

Appendix VI - Economic and Operational Data

Exchange Rate (R$/US$)	3Q13	2Q13	1Q13	4Q12	3Q12	2Q12	2Q13 vs 1Q13	2Q13 vs 2Q12	1Q13 vs 4Q12	3Q12 vs 2Q12	2Q12 vs 1Q12

Closing	2.2300	2.2156	2.0138	2.0435	2.0306	2.0213	0.6%	9.8%	10.0%	0.6%	0.5%

Average	2.2880	2.0666	1.9966	2.0569	2.0289	1.9617	10.7%	12.8%	3.5%	1.4%	3.4%

Pulp sales distribution, by region	3Q13	2Q13	3Q12	2Q13 vs 1Q13	2Q13 vs 2Q12	Last 12 months

Europe	35%	43%	41%	-7 p.p.	0 p.p.	39%

North America	31%	28%	26%	2 p.p.	4 p.p.	28%

Asia	26%	21%	23%	5 p.p.	3 p.p.	24%

Brazil / Others	9%	8%	10%	1 p.p.	-1 p.p.	9%

Pulp list price per region (US$/t)	Sep-13	Aug-13	Jul-13	Jun-13	May-13	Apr-13	Mar-13	Feb-13	Jan-13	Dec-12	Nov-12	Oct-12

North America	900	900	900	900	900	870	870	850	850	830	830	830

Europe	850	850	850	850	850	820	820	800	800	780	780	780

Asia	750	750	750	750	750	720	720	700	700	670	670	670

Financial Indicators	Sep/13	Jun/13	Sep/12

Net Debt / Adjusted EBITDA (LTM*)	3.0	3.3	4.5

Total Debt / Total Capital (gross debt + net equity)	0.4	0.4	0.4

Cash + EBITDA (LTM*) / Short-term Debt	3.2	5.3	3.9

*LTM: Last twelve months

Reconciliation - net income to cash earnings (R$ million)	3Q13	2Q13	3Q12

Net Income (Loss) before income taxes	60	(983)	(287)

(+) Depreciation, depletion and amortization	459	466	433

(+) Foreign exchange and unrealized (gains) losses, net	68	596	52

(+) Fair value of financial instruments	(36)	200	41

(+) Fair value of biological assets	—	(36)	—

(+) Loss (gain) on disposal of Property, Plant and Equipment	(4)	39	(10)

(+) Interest on Securities, net	(23)	(21)	(34)

(+) Interest on loan accrual	144	140	166

(+) Financial charges on 2020 senior notes tender offer	56	224	151

(+) Accruals for losses on ICMS credits	24	23	25

(+) Provisions and other	6	8	36

(+) Tax Credits	(3)	(10)	—

(+) Reversal of provision for contingencies	—	(14)	—

Cash earnings (R$ million)	751	632	573

Outstanding shares (million)	554	554	554

Cash earnings per share (R$)	1.4	1.1	1.0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 23, 2013

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO